October 16, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	First Mercury Financial Corporation
Registration Statement on Form S-1 (File No. 333-134573)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc., as representatives of the several Underwriters, hereby join in the request of First Mercury Financial Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on October 17, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 4, 2006, through the date hereof:
     Preliminary Prospectus dated October 4, 2006:
     10,461 copies to prospective underwriters, institutional investors, dealers and others
     The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES INC. KEEFE, BRUYETTE & WOODS, INC. As Representatives of the several Underwriters By: J.P. MORGAN SECURITIES INC.
/s/ Elizabeth P. Meyers
Name: Elizabeth P. Myers
Title: Managing Director

By: KEEFE, BRUYETTE & WOODS, INC.
/s/ Scott W. Studwell
Name: Scott W. Studwell
Title: Vice President